SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	January	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated January 16, 2012.

Document 1

For Immediate Release	January 16, 2012
Sonde Resources Corp. Announces Extension of Exploration Period
and Payment of the USD $12.5 million obligation on the Joint Oil Block

CALGARY, ALBERTA- (Marketwire – January 16, 2012) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE Amex:SOQ) announced today that  it has received a one year extension to December 23, 2013, on the first phase of the Exploration period to conduct operations on the Joint Oil Block in North Africa.  This extension is conditioned on commencement of the three well drilling program in September 2012, which is Sonde’s remaining obligation after completion of a 500 sq km 3D seismic survey that is underway.  We expect to finish the survey field work by the end of January.  In addition, Sonde has paid the USD $12.5 million obligation known as the Mariner Swap Agreement that was due in August 2011.  Sonde could not make payment while under force majeure and until sanctions were lifted against Libya. Joint Oil is equally owned by Tunisian and Libyan entities.

Jack Schanck, Sonde’s CEO, said, “This is another milestone in continuing our development of the Zarat Field on the Joint Oil Block, the extension allows us flexibility in fulfilling our obligations under the Exploration Production and Sharing Agreement and working towards a production license around Zarat.  The extension will further allow us to seek funding for the Zarat commitments.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Contact Information

Sonde Resources Corp.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	January 16 , 2012	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer